NELSON MULLINS RILEY & SCARBOROUGH LLP ATTORNEYS AND COUNSELORS AT LAW
Andrew M. Tucker T: 202.689.2987 Andy.Tucker@nelsonmullins.com	101 Constitution Avenue, NW Suite 900 Washington D.C., 20001 T: 202.689.2800 F: 202.689.2860 nelsonmullins.com

October 23, 2023

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:	Li Xiao
Kevin Kuhar
Cindy Polynice
Tim Buchmiller

RE:	Semper Paratus Acquisition Corporation
Registration Statement on Form S-4
Filed September 14, 2023
File No. 333-274519

Ladies and Gentlemen:

On behalf of Semper Paratus Acquisition Corporation (the “Company”), we are hereby responding to the letter dated October 11, 2023 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (“SEC” or the “Commission”), regarding the Company’s Registration Statement on Form S-4 filed on September 14, 2023 (the “Registration Statement”). In response to the Comment Letter and to update certain information in the Registration Statement, the Company is submitting its Amendment No. 1 to the Registration Statement on Form S-4 (the “Amended Registration Statement”) with the Commission today, which includes revisions made to the Registration Statement in response to the Staff’s comments as well as additional changes required to update the disclosure contained in the Registration Statement. The numbered paragraphs below correspond to the numbered comments in the Comment Letter, and the Staff’s comments are presented in bold italics.

Registration Statement on Form S-4 filed September 14, 2023

Cover Page

1.	Please revise the heading on your cover page to also include the New Tevogen warrants and the common stock underlying those warrants, including the volume information for those securities.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the heading on the cover page to also include the warrants and the common stock underlying those warrants.

2.	Please revise your cover page to more clearly disclose the valuation assigned to Tevogen for purposes of the Business Combination. Please also disclose the valuation assigned to the earnout consideration that could become payable.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on the cover page of the Amended Registration Statement as requested.

3.	We note from your disclosure on page 299 that Dr. Saadi would own a majority of the shares of the registrant after the completion of the Business Combination. Please advise whether you will be a controlled company under the NYSE American rules upon the completion of the Business Combination. If so, please include appropriate disclosure on the cover page and in the summary section, and provide risk factor disclosure of this status, and disclose the corporate governance exemptions available to a controlled company. To the extent you will be a controlled company, the cover page and summary section disclosure should include the identity of your controlling stockholder, the amount of voting power the controlling stockholder will own following the completion of the Business Combination and whether you intend to rely on any exemptions from the corporate governance requirements that are available to controlled companies.

Response: The Company advises the Staff that it will be a controlled company under the NYSE American rules upon completion of the Business Combination, but does not currently intend to rely on any exemptions from the corporate governance requirements available to controlled companies. The Company has revised the disclosure on the cover page and pages 45, 117, and 296 of the Amended Registration Statement.

What equity stake will current Semper Paratus shareholders and current equityholders of Tevogen hold in New Tevogen...?, page 15

4.	Please revise the table to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions. Please also indicate if the restricted stock units being awarded to Dr. Saadi as disclosed in the second bullet point on page 50 are included in the table. Quantify the value of warrants, based on recent trading prices, that may be retained by redeeming shareholders assuming maximum redemptions and identify any material results risks.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 16 of the Amended Registration Statement to include the sources of potential dilution. The Company further advises the Staff that it has revised its disclosure on pages 23 and 118 of the Amended Registration Statement to quantify the value of the warrants based on recent trading prices.

5.	It appears from your disclosure on page 243 that the Reduced Deferred Fee payable to the underwriters remains constant and is not adjusted based on redemptions. Revise to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 16 of the Amended Registration Statement to clarify that the $5 million Reduced Deferred Fee is payable in the form of 500,000 shares of the common equity securities of New Tevogen without regard to the number of public shares redeemed by holders in connection with the Business Combination.

What happens if a substantial number of the public shareholders vote in favor of the Business Combination Proposal...?, page 25

6.	Please disclose how you calculated the amounts shown in the table for the “Total Shares Outstanding Excluding Warrants” and the “Total Equity Value Post-Redemptions.”

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 26 of the Amended Registration Statement.

What interests do Semper Paratus’ current officers and directors have in the Business Combination?, page 31

7.	Please expand the disclosure in the fourth bullet point to include the current value of any loans extended, fee due and out-of-pocket expenses for which the sponsor and its affiliates are awaiting reimbursement. Provide similar disclosure for the company’s officers and directors, if material.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 31, 48, 101, and 166 of the Amended Registration Statement. The Company also advises the staff that other as disclosed on pages 31, 48, 101, and 166, there are no other loans extended, fees due and out-of-pocket expenses for which the Sponsor and its affiliates, or the Company’s the officers, or directors are awaiting reimbursement.

8.	We note the disclosure under “Other Transactions by Certain Members of the Semper Paratus Board and Officers” on page 236. Please revise this section to disclose all material fiduciary or contractual obligations to other entities held by the sponsor and the company’s officers and directors and clarify how the board considered those conflicts in negotiating and recommending the business combination.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 240 of the Amended Registration Statement.

9.	Your amended and restated memorandum and articles of association renounced the corporate opportunities doctrine. Please address this potential conflict of interest and whether it impacted your search for an acquisition target.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 32, 49, 102, and 170 of the Amended Registration Statement to address the potential conflict of interest resulting from the waiver of the corporate opportunities doctrine in our Existing Governing Documents. Further, the Company advises the Staff that it is not aware of any officer or director of the Company who refrained from presenting any opportunity to acquire a target business to the Company in reliance on the corporate opportunities doctrine. To the Company’s knowledge, the waiver of the corporate opportunities doctrine in its charter did not impact its search for an acquisition target.

Tevogen, page 35

10.	The disclosure in the Summary should be a balanced presentation of Tevogen’s business. Please balance the current description with equally prominent disclosure of Tevogen’s status as a company with no approved products for commercial sale, a history of losses, the challenges Tevogen faces, and the risks and limitations that could harm Tevogen’s business or inhibit its strategic plans.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 35 of the Amended Registration Statement as requested.

Interests of Semper Paratus’ Directors and Executive Officers in the Business Combination, page 48

11.	Please revise your disclosure in this section to clarify how the board considered these interests in negotiating and recommending the business combination

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 48 and 169 of the Amended Registration Statement as requested.

Background to the Business Combination, page 157

12.

We note on page 157 that “representatives of Semper Paratus contacted and were contacted by a number of individuals and entities” and that Semper’s “management team compiled a list of more than 84 high priority potential targets. . . .” Please revise your disclosure to include a general description of the targets that Semper Paratus evaluated and how those targets were narrowed to the pool of 6 targets that entered into nondisclosure agreements. Please also clarify if those targets were in the biotechnology sector.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 157 and 158 of the Amended Registration Statement.

13.	We note on pages 158-159 that Semper Paratus first formulated a valuation of $1.08 billion for Tevogen, with Tevogen sending a valuation expectation of $1.8 billion on May 3, 2023. Then later, Semper Paratus formulated a revised valuation of $1.2 billion for Tevogen, and determined to pay an additional amount on an earnout basis. Please revise this section to disclose why Semper Paratus modified its valuation and how it factored the valuation report into its analysis.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 158 and 159 of the Amended Registration Statement.

Opinion of Financial Advisor to Semper Paratus, page 161

14.	Please revise to more clearly disclose how the valuation relied upon the assumptions regarding the probability of successful FDA approval at various stages compared to industry standards. Disclose the industry data Mentor relied upon related to FDA approval, and identify the basis for any adjustments to or departures from industry averages based on your specific fact pattern.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 164 of the Amended Registration Statement.

15.	Revise to disclose, on a quantitative basis, the key assumptions that resulted in the “low” value and “high” value under both the income approach and market approach. For example, you disclosed on page 165 that by changing the assumptions for both growth rate and discount rate in the DCF model, you were able to conclude on a “low” value and a “high” value of equity for Tevogen.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 165 of the Amended Registration Statement.

DCF Analysis, page 164

16.	We note the disclosure that Mentor utilized a forecast of revenue and profitability for Tevogen for its discounted cash flow analysis. Please disclose the financial projections and discuss the material assumptions and limitations underlying the financial projections. Refer to Item 4(b) of Form S-4 and Item 1015(b)(6) of Regulation M-A.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 166-168 of the Amended Registration Statement.

Advisory Charter Proposal H — Exclusive Forum Provision, page 179

17.	Please revise to disclose that the exclusive forum provision, if adopted, may result in increased costs for stockholders to bring a claim.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 125, 182, and 322 of the Amended Registration Statement as requested.

U.S. Federal Income Tax Considerations, page 197

18.	We note your disclosure that it is intended that the Domestication qualify as a reorganization within the meaning of the Code.

●	Please revise your disclosure to provide a firm opinion of counsel for each material tax consequence, including but not limited to whether each of the Domestication and the Business Combination will qualify as a reorganization under the Code, or to disclose why such opinion cannot be given. If the opinion is subject to uncertainty, please provide an opinion that reflects the degree of uncertainty (e.g., “should” or “more likely than not”) and explains the facts or circumstances giving rise to the uncertainty. Please refer to Item 601(b)(8) of Regulation S-K and Section III.A. of Staff Legal Bulletin 19, Legality and Tax Opinions in Registered Offerings.
●	If you intend to file a short form tax opinion, please also clarify that the disclosure in this section is the opinion of tax counsel and identify such counsel.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has filed a short form tax opinion as Exhibit 8.1 to the Amended Registration Statement. The Company also advises the Staff that it has revised the disclosure on pages 21, 25, and 200 of the Amended Registration Statement to clarify that the discussion in the sections “What are the U.S. federal income tax consequences of the Domestication?”, “What are the U.S. federal income tax consequences of exercising my redemption rights?”, and “U.S. Federal Income Tax Considerations”, insofar as it relates to matters of United States federal tax law and regulations or legal conclusions with respect thereto, reflects the opinion of Nelson Mullins Riley & Scarborough LLP, counsel to the Company, as to the material United States federal income tax consequences of the Business Combination.

Unaudited Pro Forma Condensed Combined Financial Information

Note 1. Description of the Business Combination, page 215

19.	You disclose that in connection with the business combination, convertible notes of Semper Paratus and Tevogen will be converted in exchange for 1,651,000 shares and 9,915,082 shares of New Tevogen Common Stock, respectively. Please revise here and your financial statement disclosures, if needed, to clarify the terms of the convertible notes that would lead to the issuance of these shares. In this regard, we also note you disclosed on page F-66 an amendment to the Tevogen convertible notes dated September 12, 2023.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 218 and in the subsequent event disclosures on page F-55 of the Amended Registration Statement to clarify the amended terms of the convertible notes that would lead to the issuance of these shares.

20.	Your ownership structure table under Scenario 5 on page 217 assumes redemptions totaling 100% of the outstanding public shares. However, the table includes 1,786,290 shares from Public Shareholders. Please revise or advise.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 220 of the Amended Registration Statement to remove the 1,786,290 shares from Public Shareholders.

Minimum Cash Closing Condition and Proposed PIPE Investment, page 217

21.	With regard to your inclusion of the proposed PIPE investment in all five pro forma scenarios, please address the following:

●	Explain to us the reason for the inconsistency between the pro forma presentation and the table for the percentage share ownership in New Tevogen presented on page 26 which does not include the proposed PIPE investment.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on page 26 to include the proposed PIPE investment.

●	You disclose on page iii that no substantive discussions regarding any additional financial arrangements have occurred and the terms of any potential PIPE offering are not known. Considering these factors, describe to us how management considers the Proposed PIPE Investments as probable, as you disclose here.

Response: The Company advises the Staff that while no substantive discussions regarding additional financial arrangements have occurred, the Closing is conditioned upon the Company having at least $25,000,000 remaining in its Trust Account after giving effect to the completion and payment of redemptions and payment in full of its unpaid expenses or liabilities and Tevogen’s transaction expenses (the “Minimum Cash Condition”). The Minimum Cash Condition will not be waived by Tevogen, and therefore, the Company will be required to secure additional funding in order to meet the Minimum Cash Condition. The Company intends to use a PIPE offering to meet the Minimum Cash Condition, and therefore considers the Proposed Pipe Investments to be probable because they will be necessary in order to close the Business Combination.

●	You also disclose on page ix that Semper Paratus would not need any of the public shares to be voted in favor of the Business Combination Proposal in order for it to be approved. Please revise to disclose whether Semper Paratus’ Sponsor, officers and directors will allow the Business Combination to close absent sufficient funding to meet the Minimum Cash Condition

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page ix of the Amended Registration Statement to clarify that while the Company does not need any of the public shares to be voted in favor of the Business Combination Proposal in order for it to be approved, the Business Combination will not close unless the Minimum Cash Condition is met.

Note 3. Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet as of June 30, 2023

Pro forma adjustments giving effect to the Business Combination and related transactions

Adjustment (a), page 219

22.	You present here under adjustment (a) a full cash payment of the $14.7 million deferred underwriter fees. You also disclose a fee reduction agreement entered into with Cantor on June 28, 2023 on pages 243 and F-12. Please explain to us how you have considered and reflected the impact of the fee reduction agreement within your historical and pro forma financial statements. Revise if necessary.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure under adjustment (a) on page 222 to remove the payment of the $14.7 million deferred underwriter fees. Additionally, the Company has revised the disclosures on page 222 for pro forma adjustments (d) and (f) of Note 3 to appropriately reflect the impacts of the fee reduction agreement. The Company advises the staff that there is no adjustment to the historical financial statements because the terms of the fee reduction agreement are contingent upon the successful completion of the Business Combination and would represent a gain contingency in accordance with ASC 450-30-25-1. In accordance with ASC 450-30-20-1, the Company is precluded from recognizing a gain contingency until it is realized.

Adjustment (f), page 220

23.	Please revise to disclose the valuation techniques and inputs in the $204.9 million fair value measurement of the Earnout Shares. Refer to ASC 820-10-50-2(bbb).

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 222 of the Amended Registration Statement to reflect the valuation methodology employed in calculating the fair value of the Earnout Shares and the principal assumptions of the evaluation.

Note 4. Adjustments to Unaudited Pro Forma Condensed Combined Statements of Operations for the Year Ended December 31, 2022

Pro forma weighted average shares outstanding, page 221

24.	The five scenarios presented here for pro forma weighted average shares outstanding include the public shares that were redeemed under the Extension Redemption in February 2023, which resulted in changes in your capitalization that appear to be material to investors. Please tell us your consideration of presenting the redemption as a pro forma adjustment to the weighted average shares outstanding and EPS. Revise if necessary. The same comment applies to your interim June 30, 2023 weighted average shares and EPS as disclosed in Note 5.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff it has revised Note 1 on page 218 of the Amended Registration Statement to state that the impacts of the Extension Redemption are presented as if the Extension Redemption had occurred at the beginning of the earliest period presented. Additionally, the weighted average shares outstanding calculations in Note 4 and Note 5 on pages 224-228 of the Amended Registration Statement, respectively, have been revised to reflect the Extension Redemption occurring at the beginning of the earliest period presented and not as a pro forma adjustment.

25.	We note you disclose the outstanding public and private placement warrants as potentially dilutive equity instruments. We also note you disclose the Earnout Shares throughout the filing and, on page 50, the potential equity award to Dr. Saadi for up to 10% of the total outstanding shares of New Tevogen Common Stock, calculated on a fully diluted basis. Please revise your disclosure here to include all potentially dilutive equity instruments or tell us why such disclosure is not required. The same comment also applies to your interim June 30, 2023 pro forma shares under Note 5.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff it has revised the disclosure on pages 225 and 228 of the Amended Registration Statement to include the 20,000,000 Earnout Shares as potentially dilutive. The Company advises the Staff that the terms of the potential equity award or awards for up to 10% of the total outstanding shares of New Tevogen Common Stock are not yet finalized, and disclosure related thereto is therefore excluded from this portion of the filing.

Comparative Share Information, page 224

26.	Please provide us your calculation of the historical net tangible book value per share as of June 30, 2023 for both companies. As a related matter, please revise to include the historical per share loss for Tevogen under the historical column within the respective pro forma statements of operation at page 213 and 214.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the historical net tangible book value per share as of June 30, 2023 in accordance with the calculations below:

Per Historical Balance Sheets at June 30, 2023	LGST	Tevogen
LGST Class A common stock subject to possible redemption, issued and outstanding	2,383,053	-
LGST Class A ordinary shares, $0.0001 par value issued and outstanding	13,433,333	-
Common stock – voting, $0.0025 par value; shares issued and outstanding	-	23,800,000
Common stock – non-voting, $0.0025 par value; shares issued and outstanding	-	952,000
Total Shares Issued and Outstanding	15,816,386	24,752,000	A

Total shareholders’/stockholders’ deficit	$(15,550,285)	$(86,891,714)	B

Book value per share	$(0.98)	$(3.51)	B/A

Additionally, the Company has revised the pro forma statements of operation at pages 216 and 217 to include the historical per share loss for Tevogen under the historical column.

Redemption of public shares and Liquidation if No Business Combination, page 227

27.	Please explain your references in this section to $25.7 million of proceeds held outside the Trust Account as of June 30, 2023 or revise your disclosure as appropriate.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has revised its disclosure on page 232.

Our Pipeline, page 246

28.	The pipeline table should graphically demonstrate the current status of Tevogen’s product candidates as well as indicate the material stages Tevogen will need to complete prior to receiving regulatory approval for its product candidates. In this regard, revise your pipeline table here and throughout your filing to include columns for Phase 1, Phase 2 and Phase 3 clinical trials and make those columns equal in width. Alternatively, if appropriate, please revise to indicate what you mean by “Pivotal” and indicate that Tevogen cannot be certain whether it will be permitted to move from a Phase 1 trial directly to a pivotal trial until the FDA reviews and concurs with or rejects Tevogen’s proposed plans, and the FDA may require Tevogen to conduct further trials to generate additional safety and efficacy data.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 250 of the Amended Registration Statement.

29.	We note the disclosure that Tevogen completed a Phase 1 proof-of-concept trial of TVGN 489 for the treatment of ambulatory high-risk adult COVID-19 patients. Given this disclosure, please explain why it appropriate to show that Tevogen has completed proof of concept trials with respect to the four different Target Populations currently shown in the table and revise the table as appropriate.

Response: The Company advises the Staff that it has revised the disclosure on page 250 of the Amended Registration Statement in response to the Staff’s comment. The revised disclosure now shows “Phase 1/Safety Data Available” with respect to multiple target populations within the target indications of acute COVID-19 and Long COVID. The Company believes this presentation is appropriate because it reflects that data from Tevogen’s completed Phase 1 clinical trial in ambulatory, high-risk adult patients with acute cases of COVID-19 is expected to be sufficient to serve as the basis for later stage, potentially pivotal trials in acute COVID-19 patients with B-cell cancer immune suppression, other B cell immune suppressed acute COVID-19 patients without a B cell cancer indication, elderly and infirm acute COVID-19 patients, and for Long COVID prevention and treatment. In contrast, the Company believes that a presentation that showed a row for ambulatory, high-risk adult COVID-19 patients to the exclusion of these target patient populations would be inappropriate because Tevogen plans to conduct future trials in these target populations as opposed to the broader patient group of ambulatory, high-risk adults. Explanatory footnotes accompanying the pipeline chart have also been added to clarify the meaning of the column header and other presentation in the table by explaining Tevogen’s expectations and plans, to specify the patient population studied in Tevogen’s Phase 1 clinical trial, and to present cautionary language that the Company believes to be appropriate under the circumstances and consistent with the Staff’s comments.

30.	We note that you have included multiple rows in your pipeline chart for candidates that are minimally discussed in your disclosure. Please remove these programs from the chart. Alternatively, please provide us with an analysis as to why each of these programs is sufficiently material to the business of the combined company as to merit inclusion in the pipeline chart.

Response: The Company advises the Staff that it has added further disclosure regarding these programs on page 261 of the Amended Registration Statement in response to the Staff’s comment. As the amount of resources allocated to these programs increases and the programs progress further toward and into clinical development, the Company expects that additional details on these programs, their status, and their value proposition would be added in future filings.

The Company further advises the Staff that presentation of information about these programs in the pipeline chart is important to convey a complete and accurate understanding of Tevogen’s mission, strategy, and product development efforts, particularly given the focus on Tevogen’s ExacTcell technology platform. TVGN 489 was developed and these other product candidates are being developed through ExacTcell. This platform is so central to the Company that it is discussed at length at the beginning of the description of Tevogen’s business and in a lengthy standalone section within that description. As the lead-in to the pipeline chart indicates, Tevogen is using ExacTcell to discover, validate, and build a proprietary pipeline of T cell therapies with diverse targets in infectious disease, cancer, and neurological disorders. Inclusion of these additional programs in the pipeline chart is important to highlight the potential value of ExacTcell, the scope of Tevogen’s pipeline, and the diversity of Tevogen’s targets. This coupled with the potential value from development of each of these product candidates individually makes disclosure of these programs material to an understanding of the combined company’s near-term value proposition and financial condition. By omitting these programs from the pipeline chart, the Company believes that it would be presenting investors with an incomplete picture of Tevogen and its operations that could improperly focus investors solely on its first product candidate, TVGN 489, to the exclusion of other product development efforts and the technology platform that the Company believes are vital elements of Tevogen’s story.

Intellectual Property, page 259

31.	Please revise to disclose for each material patent and patent application the subject matter to which such patent or patent application relates, the expiration date or the expected expiration date, the type of patent protection and applicable jurisdictions.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 263 of the Amended Registration Statement as requested.

Liquidity and Capital Resources, page 280

32.	We note your disclosure that Tevogen expects to continue to incur significant expenses and operating losses for the foreseeable future as it continues to advance its preclinical and clinical development of TVGN 489, and that Tevogen expects its expenses to increase substantially, including the additional costs associated with operating as a public company. We also note the disclosure concerning substantial doubt about Tevogen’s ability to continue as a going concern. Please revise to disclose how the funds available to the post-merger company will be allocated. In particular, discuss whether the funds available to Tevogen after the merger and the pre-closing financing are expected to be sufficient for Tevogen to complete its current clinical trials. Also, clarify whether such funding is expected to be sufficient to operate the combined business for twelve months following the closing of the merger.

Response: The Company advises the Staff that it has revised the disclosure on page 287 of the Amended Registration Statement in response to the Staff’s comment. The Company also advises the Staff that Tevogen does not have any current clinical trials underway, and therefore no funding is required to complete any current clinical trials.

Management of New Tevogen following the Business Combination, page 288

33.	Please revise the description for Sadiq Khan and Surendra Ajjarapu so that their business experience during the past five years is clear.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 293 of the Amended Registration Statement as requested.

Beneficial Ownership of Securities, page 298

34.	Please disclose why the number of shares beneficially owned by Surendra Ajjarapu and SSVK Associates, LLC will increase under the maximum redemption scenario as compared to the no redemption scenario.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 303 of the Amended Registration Statement to reflect that the number of shares beneficially owned by Surendra Ajjarapu and SSVK Associates, LLC will not increase under the maximum redemption scenario as compared to the no redemption scenario.

Where You Can Find More Information; Incorporation by Reference, page 323

35.	We note your disclosure that “[a]ll information contained in this proxy statement/prospectus relating to Semper Paratus has been supplied by Semper Paratus,” that “all information relating to Tevogen has been supplied by Tevogen” and that “[i]nformation provided by one another does not constitute any representation, estimate or projection of the other.” Since these statements could be read as disclaimers of your responsibility for the disclosure in your filing, please revise to remove any implication that Semper Paratus or Tevogen disclaim responsibility for any of the disclosures contained in the registration statement.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 327 of the Amended Registration Statement.

Exhibits

36.	We note you intend to file the form of preliminary proxy card as Exhibit 99.1. Please note that the form of proxy card should be filed as an appendix rather than as an exhibit to the registration statement. Refer to the Note to paragraph (a)(3) of Exchange Act Rule 14a-4.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has reviewed Note to paragraph (a)(3) of Exchange Act Rule 14a-4 and has revised the Amended Registration Statement to indicate that the form of proxy card will be filed as an appendix to the Amended Registration Statement.

General

37.	With a view toward disclosure, please tell us whether your sponsor is, is controlled by, has any members who are, or has substantial ties with, a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction is, is controlled by, or has substantial ties with, a non-U.S. person. If so, please revise your filing to include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company’s sponsor, SSVK Associates, LLC, is not currently controlled by nor has substantial ties with non-U.S. person(s). Additionally, all officers and directors of the Company are U.S. citizens and U.S. residents. The current owner of SSVK Associates, LLC, is the Chief Executive Officer of the Company, and to the extent additional investors are brought in, we are informed they will all be U.S. citizens.

38.	We note that Cantor Fitzgerald & Co. was the underwriter for the initial public offering of Semper Paratus. We also note press reports that certain underwriters are ending their involvement in SPAC business combination transactions. Please tell us, with a view to disclosure, whether you have received notice from Cantor, or any of their affiliates, about ceasing involvement in your transaction and how that may impact your deal or any deferred compensation owed to the underwriter. In addition, please identify any other financial advisors who served you, the Sponsor or the Original Sponsor in connection with the proposed transaction, and provide similar disclosure as applicable.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has not received notice from Cantor, or any of its affiliates, about ceasing its involvement in our transaction.

*****

If you have any additional questions regarding any of our responses or the Amended Registration Statement, please do not hesitate to contact me at (202) 689-2987.

Very truly yours,

/s/ Andrew M. Tucker
Andrew M. Tucker

Via email:

cc:	William I. Intner
Richard Aftanas
J. Nicholas Hoover
Hogan Lovells US LLP